Exhibit 12
VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31
Amounts in Thousands

	2007	2006	2005	2004	2003

Fixed charges:
Interest expense before capitalization credits (1)	$53,348	$31,310	$39,080	$42,260	$55,345
Amortization of financing costs	249	363	711	611	291
One-third of rental expense	27,358	27,240	22,520	16,553	15,140

Total fixed charges	$80,955	$58,913	$62,311	$59,424	$70,776

Earnings from continuing operations before income taxes	$667,502	$703,461	$480,237	$375,566	$335,080
Minority interest in earnings of a consolidated subsidiary	151	—	—	—	—
Fixed charges	80,955	58,913	62,311	59,424	70,776
Capitalized interest credits	(5,130)	(5,000)	(1,934)	(1,980)	(2,116)
Amortization of capitalized interest	2,777	1,241	1,054	839	624

Earnings before income taxes as adjusted	$746,255	$758,615	$541,668	$433,849	$404,364

Ratio of earnings to fixed charges	9.2	12.9	8.7	7.3	5.7

(1)	Does not include interest cost accrued on FIN 48 (FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) liabilities, which are included in our income tax provision for financial statement presentation purposes. The decision to exclude FIN 48 interest cost is primarily based on the fact that such accrued interest is not a current or predictable cash flow item.